RADICA GAMES LIMITED
                          ANNOUNCES HARLEY-DAVIDSON(R)
                                LICENSE AGREEMENT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 27, 2000                            PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(Hong Kong) Radica (NASDAQ RADA) has entered into an exclusive worldwide licensing agreement with Harley-Davidson Motor Company for the rights to market Harley-Davidson(R) branded electronic non-cartridge based handheld products.

The line, which includes an interactive game operated by handlebars, simulates the Harley-Davidson(R) experience right down to maneuvering the curves and bumps in the road. The player will be as close to feeling like he or she is riding a Harley-Davidson(R) motorcycle as one can get without actually riding one. The product will hit toy, electronics and specialty stores and high-end catalogs in Third Quarter 2000 and is targeted to boys ages 6 and up.

Pat Feely, Radica's CEO said, "Harley-Davidson is without question one of the most respected and recognized brands in the world. Radica is thrilled to be developing innovative new products that will feature the Harley-Davidson brand and embody the image and quality that makes the brand so appealing. This popular license provides yet another example of Radica's strategic direction to broaden the array of important properties featured in our product line."

Radica joins an impressive roster of Harley-Davidson(R) licensees whose juvenile program includes Mattel, Fisher-Price, GT Interactive, Infogrames and Haddad among others.

"We are excited to partner with Radica Games to bring the Harley-Davidson(R) motorcycle experience to the next generation of riders. We look forward to developing a line of truly unique products," said Joyce Muffoletto, Manager of Licensing at the Harley-Davidson Motor Company.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.

     Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop


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     games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."

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